Contact

www.linkedin.com/in/bradoneill
(LinkedIn)

Brad O'Neill

Chief Executive Officer at Betterwise Learning
Greater Seattle Area

Experience

Betterwise Learning
Chief Executive Officer
April 2021 - Present (1 year 11 months)
United States

Cofounder of a pre-launch educational software platform for high school aged learners. Most exciting project of my career. Our team combines great technology with creative, impactful approaches to major learning issues. Much more to come soon.

Depot Global
Chief Executive Officer
September 2017 - September 2018 (1 year 1 month)
San Francisco, California, United States

Startup in self driving vehicle logistics software space. Raised $3 million and returned 100% of capital to our amazing investors (Cowboy Ventures, Amity Capital) on an early exit due to unfavorable market conditions given the rapid contraction of the self-driving automobile space. Sad it didn't work, but very proud of our entire team to make the hard call early and fast.

Momentive.ai
Senior Vice President, Global Sales and Success
September 2015 - August 2017 (2 years)
Burlingame, California, United States

Led our 200+ person global sales and customer support organizations at SurveyMonkey subsequent to acquisition of TechValidate Inc. SVMK IPO in 2018.

TechValidate Software
Cofounder and President
September 2007 - July 2015 (7 years 11 months)
Emeryville, California, United States

Cofounded and led the market leading innovator in the business to business marketing content automation space. 100% founder-funded and profitably

scaled business into eight figure revenues and led our successful acquisition by SurveyMonkey in 2015.

Stumbleupon
Founding investor, board member
January 2004 - June 2007 (3 years 6 months)
San Francisco, California, United States

Stumbleupon was a leading early social network pioneering the concept of content discovery. Paid to move technical founders (Garrett Camp, Geoff Smith) from Canada to US to incorporate, provided first money in ahead of our seed led by First Round Capital, Ram Shriram, Mitch Kapor. Board Observer, active staff, led and managed deal team in successful acquisition by eBay for $75 million, 2007.

PolyServe
Senior Director of Business Development
October 2000 - August 2002 (1 year 11 months)
Berkeley, California, United States

Invested in and then joined data clustering software company to standup our strategic OEM integrations and partnerships. Company acquired by HP.

StorageNetworks
Director of Corporate Strategy
November 1998 - October 2000 (2 years)
Waltham, Massachusetts, United States

Reported to cofounder/CTO of first data storage cloud provider, single digit hire on early management team responsible for building out a range of corporate functions including sales, business development. Worked on technology partnerships at scale. IPO on Nasdaq, June, 2000.

Renaissance Learning
Director of Business Development
September 1997 - August 1998 (1 year)
Madison, Wisconsin, United States

Spent one year working directly for President of K-12 teacher training subsidiary developing new go-to-market approaches for market leading reading software platform.

Kaplan Test Prep
Regional Sales Manager
August 1995 - September 1997 (2 years 2 months)

Ann Arbor, Michigan, United States

Trained and led a regional inside sales team of 20 reps covering Great Lakes territory for Kaplan Test Prep, selling tutoring, college test prep courses and related software.

Education

Babson F.W. Olin Graduate School of Business

Kalamazoo College